SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 333-168263

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 11-K ☐ Form 20-F  ☒ Form 10-Q

☐ Form N-SAR

for Period Ended  November 30, 2013

☐  Transition Report on Form 10-KSB

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR For the Transition Period Ended: